Rafferty Asset Management, LLC

1301 Avenue of the Americas (6th Avenue), 35th Floor

New York, New York 10019

November 12, 2014

VIA EDGAR

Ms. Ashley Vroman-Lee

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	Direxion Funds Trust (the “Trust”) on behalf of:

Direxion Hilton Tactical Income Fund (the “Fund”)

Pre-Effective Amendment No. 2 to Registration Statement on Form N-14

File No.: 333-28697

Dear Ms. Vroman-Lee:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund’s 1933 Act Registration Statement on Form N-14, as amended, to as soon as possible on November 13, 2014.

In connection with such request the Fund acknowledges that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the Registration Statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3. The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Sincerely,

Direxion Funds Trust on behalf of
Direxion Hilton Tactical Income Fund

/s/ Eric W. Falkeis
Name: Eric W. Falkeis
Title: Principal Executive Officer

cc:	Robert J. Zutz, K&L Gates LLP

Angela Brickl, Rafferty Asset Management LLC